Mail Stop 6010

January 30, 2007

Mr. Ron H. Wirahadiraksa
President and Chief Financial Officer
LG.Philips LCD Co., Ltd.
17th Floor, West Tower LG Twin Towers
20 Yoido-dong, Youngdungpo-gu
Seoul, Republic of Korea 150-721

> **RE:** **LG.Philips LCD Co., Ltd.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 21, 2006**
> **File No. 1-32238**

Dear Mr. Wirahadiraksa:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant